Exhibit 99.1

Materialise Appoints Johan Albrecht Chief Financial Officer

Effective August 12, 2015

Brings 30 Years of Global Financial Experience

Leuven, Belgium – July 6, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced the appointment of Johan Albrecht as chief financial officer effective August 12, 2015.

Mr. Albrecht, age 52, joins Materialise from BARC NV, a global central laboratory that supports the pharmaceutical and biotech industry in the development of new drugs, where he served as CFO between 1989 and 2015, with responsibility for its worldwide financial and business reporting and control systems. Mr. Albrecht was also a member of BARC’s executive committee and a director in its subsidiaries in Belgium, the U.S., China, Australia, Singapore and South Africa. After Cerba European Lab, a network of 200 laboratories, acquired BARC NV in 2007, Mr. Albrecht also joined Cerba’s executive committee (“comité de direction”) in 2011.

Executive Chairman Peter Leys commented, “We are delighted to welcome Johan to the Materialise team. With three decades of experience in finance in an international business environment, Johan is uniquely suited to Materialise. His accomplishments include facilitating BARC’s successful transition in 2007 from a family-owned enterprise to a company with a majority ownership by private equity. Johan’s proven capabilities will help us continue the momentum we have established since becoming a public company last year and leverage the many high-growth opportunities in the 3D printing market worldwide.”

Mr. Albrecht will join Materialise on July 7, 2015 and assume the role of CFO on August 12, 2015, replacing Frederick Merckx, who joined Materialise in 2013 to help the company prepare for its initial public offering. As previously announced, Mr. Merckx notified Materialise in May 2015 of his plan to resign in order to pursue new career opportunities.

Prior to joining BARC, Mr. Albrecht served in various financial capacities with Pizzaland Benelux (United Biscuits), Applied Data Research and Minit International. He earned a postgraduate degree in corporate finance (magna cum laude) from KU Leuven University and a Bachelor of Science in business administration from HU Brussels University (magna cum laude).

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Media Contacts:

Vanessa Palsenbarg

Corporate Communications Specialist, Materialise

Phone: +32 16 39 66 37

Email: Vanessa.Palsenbarg@materialise.be

Twitter: @belgiancanuck or @MaterialiseNV

Cory Ziskind

ICR

Phone: +1- 646-227-1232

Cory.ziskind@icrinc.com